UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of Earliest Event Reported):

April 24, 2026 (April 24, 2026)

Standard Dental Labs Inc.
(Exact name of issuer as specified in its Certificate of Formation)

Nevada	88-0411500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

424 E Central Blvd #308, Orlando, FL 32801, USA
(Full mailing address of principal executive offices)

407-789-1923
(Issuer’s telephone number)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On April 24, 2025, Standard Dental Labs Inc. (the “Company”) entered into an Amendment No. 2, dated effective April 20, 2026 (“Amendment No. 2”), to its Asset Purchase Agreement with Brlit Dental Laboratory, Inc. (the “Seller”) dated January 30, 2026 (the “APA”). Pursuant to Amendment No. 2:

1.	Section 2.1 of the APA was amended to provide that the number of shares of common stock of the Company (the “Shares”) to be issued to the Seller was amended to be a fixed number of 1,200,000 Shares (the “Consideration Shares”). Previously, the number of Shares was calculated using the $600,000 share value and a price per share based on the 5-day volume weighted average price of the Shares as quoted on the OTCQB. The Consideration Shares are subject to a one-time post closing adjustment 90 days after the closing. If the price of the Shares as quoted on the OTCQB in the 90-day period following the closing does not close on any single trading day at or above $0.50 per shares, then the Company will issue such additional number of common shares equal to the difference betweeSn (A) the quotient of (i) $600,000 divided by (ii) the highest closing price of the Common Shares as quoted on the OTCQB in the 90-day period following the Closing, less (B) 1,200,000 (the “Adjustment Shares”).

2.	Section 8.2(a) of the APA was amended to extended the end date of the APA from Janaury 30, 2026 to May 7, 2026 (the “End Date”).

On April 24, 2025, the Company entered into an Amendment No. 3, dated effective April 24, 2025 (Amendment No. 3), to the APA. Pursuant to Amendment No. 3:

1.	Section 8.2(a) of the APA was amended to change the End Date from May 7, 2026 to May 6, 2026.

Other than the amendments stated above, Amendments No. 2 and No. 3 did not otherwise amend, alter or revise any of the terms and conditions of the Asset Purchase Agreement, as previously disclosed in the Company’s Form 1-K filed with the Commission on April 9, 2026.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD DENTAL LABS INC.

By:  /s/ James D. Brooks

      James D. Brooks

      President

Date:     April 24, 2026

Exhibit Index

Exhibit No.	Description
6.1	Amendment No. 2 to Asset Purchase Agreement, by and between the Company and Seller, dated April 20, 2026
6.2	Amendment No. 3 to the Asset Purchase Agreement by and between the Company and Seller, dated April 24, 2026

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